Exhibit 99.1

GH Research Reports Full Year 2025 Financial Results and Provides Business Update

•	Completed Phase 2b trial of GH001 in TRD and presented the full dataset at the 2025 ASCP and ECNP congresses
•	GH001 cleared by FDA for U.S. clinical investigation, enabling U.S. subject enrollment
•	Cash, cash equivalents and marketable securities of $280.7 million as of December 31, 2025

DUBLIN, Ireland – March 5, 2026 (GLOBE NEWSWIRE) –– GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today reported financial results for the year ended December 31, 2025, and provided a business update.

Business Update

In 2025, the Company completed its Phase 2b trial of GH001 in treatment-resistant depression (TRD) and presented the full dataset at the 2025 American Society of Clinical Psychopharmacology (ASCP) Annual Meeting in Arizona, and the 2025 European College of Neuropsychopharmacology (ECNP) Congress in Amsterdam. GH Research is now actively seeking U.S. Food and Drug Administration (FDA) alignment on the design of its global Phase 3 pivotal program, which is intended to replicate the Phase 2b study.

The Phase 2b trial met its primary endpoint with a placebo-adjusted Montgomery-Åsberg Depression Rating Scale (MADRS) reduction of -15.5 points at Day 8 (p<0.0001). In the double-blind portion, 57.5% of patients on GH001 achieved remission (MADRS ≤10) at Day 8 versus 0% on placebo. The open-label extension confirmed durable efficacy, with a 73% remission rate at six months achieved with infrequent retreatment visits and no mandated psychotherapy. The median duration of psychoactive experience was ~11 minutes, with 99% of patients deemed discharge-ready within one hour of dosing. Safety was favorable, with no treatment-related serious adverse events and no treatment emergent suicidal intent or behavior.

“Our Phase 2b results reinforce our conviction that GH001 has the potential to be a practice-changing therapy for patients with TRD,” said Dr. Velichka Valcheva, Chief Executive Officer. “We look forward to aligning with the FDA on our global Phase 3 program, replicating phase 2b design, and advancing this innovative program with initiation targeted for 2026.”

Proprietary Aerosol Delivery Device

Our Phase 1 clinical pharmacology trial to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106) is designed to support our global program for GH001, by bridging from the commercially available device we have used in our clinical trials to date to our new proprietary device.  We intend to use our proprietary device in our pivotal clinical trial program.

Full Year 2025 Financial Highlights

Cash position

Cash, cash equivalents and marketable securities were $280.7 million as of December 31, 2025, compared to cash, cash equivalents, other financial assets and marketable securities of $182.6 million as of December 31, 2024. Other financial assets are comprised of money market funds, and marketable securities are comprised of investment grade bonds.

Research and development expenses

Research and development expenses were $38.8 million for the year ended December 31, 2025, compared to $35.0 million for the full year 2024. The increase is primarily due to increased expenses relating to technical development activities, nonclinical activities and employee expenses, partly offset by a decrease in clinical development expenses.

General and administrative expenses

General and administrative expenses were $22.0 million for the year ended December 31, 2025, compared to $15.3 million for the full year 2024. The increase is primarily due to an increase in professional fees and employee expenses.

Net loss

Net loss was $48.3 million, or $0.79 per share, for the year ended December 31, 2025, compared to a net loss of $39.0 million, or $0.75 per share, for the full year 2024.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a MADRS reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

About GH002

GH002 is our mebufotenin product candidate formulated for administration via a proprietary intravenous approach. We have completed a Phase 1 trial of GH002 in healthy volunteers.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our plans and expectations with respect to the initiation, timing, progress and design of our global Phase 3 pivotal program for GH001; our plans and expectations with respect to seeking FDA alignment on the pivotal program design; our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the United States, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk that we may not be able to initiate or complete our global Phase 3 pivotal program for GH001 on the timelines we are targeting or at all; the risk that we may not obtain FDA alignment on the pivotal program design on favorable terms or at all; the risk that future clinical trials of GH001 or clinical trials of GH002 or other product candidates we propose in future INDs are placed on clinical hold by the FDA; the risk that we may not be able to submit an IND for GH002, or to commence clinical trials in the United States on the timelines we are targeting; and those other risks described in our filings with the U.S. Securities and Exchange Commission from time to time. No assurance can be given that such future results, plans, or expectations or targets will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations

Julie Ryan
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Consolidated Statement of Comprehensive Loss
(in thousands, except share and per share amounts)

	Year ended December 31,
	2025	2024
	$’000	$’000
Operating expenses
Research and development	(38,765)	(35,016)
General and administration	(21,953)	(15,296)
Loss from operations	(60,718)	(50,312)

Finance income	11,128	9,873
Finance expense	(463)	(717)
Movement of expected credit loss	42	66
Foreign exchange gain	1,753	2,129
Total other income	12,460	11,351

Loss before tax	(48,258)	(38,961)
Tax charge/(credit)	—	—
Loss for the year	(48,258)	(38,961)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	(127)	(173)
Currency translation adjustment	785	(2,054)
Total comprehensive loss for the year	(47,600)	(41,188)

Attributable to owners:
Loss for the year	(48,258)	(38,961)
Total comprehensive loss for the year	(47,600)	(41,188)

Loss per share
Basic and diluted loss per share (in USD)	(0.79)	(0.75)

GH RESEARCH PLC

Consolidated Balance Sheet
(in thousands)

	At December 31,
	2025	2024
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	246,251	100,791
Other financial assets	-	19,387
Marketable securities	34,457	29,146
Other current assets	5,268	4,901
Total current assets	285,976	154,225
Non-current assets
Marketable securities	-	33,300
Property, plant and equipment	620	748
Other non-current assets	1,634	-
Total non-current assets	2,254	34,048
Total assets	288,230	188,273

LIABILITIES AND EQUITY
Current liabilities
Trade payables	3,773	3,741
Lease liability	365	255
Other current liabilities	4,242	4,957
Total current liabilities	8,380	8,953
Non-current liabilities
Lease liability	147	369
Total non-current liabilities	147	369
Total liabilities	8,527	9,322

Equity attributable to owners
Share capital	1,551	1,301
Additional paid-in capital	431,061	291,463
Other reserves	13,292	5,194
Foreign currency translation reserve	(11,776)	(12,561)
Accumulated deficit	(154,425)	(106,446)
Total equity	279,703	178,951
Total liabilities and equity	288,230	188,273